Via Facsimile and U.S. Mail
Mail Stop 6010

December 8, 2006

Anthony J. Weir
Chief Financial Officer
Vernalis plc
Oakdene Court, 613 Reading Road
Winnersh, Berkshire RG41 5UA, United Kingdom

**Re:    Vernalis plc**
**Form 20-F for Fiscal Year Ended December 31, 2005**
**Filed June 29, 2006**
**File No. 000-20104**

Dear Mr. Weir:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief